Filed Pursuant to Rule 433
Registration Statement No. 333-228614

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes Linked to the VanEck Vectors® Gold Miners ETF
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	The VanEck Vectors® Gold Miners ETF (Bloomberg symbol: “GDX”) (the “Underlying Fund”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amounts
[$10.90 to $11.00] if called on the first Observation Date, [$11.80 to $12.00] if called on the second Observation Date, [$12.70 to $13.00] if called on the third Observation Date and [$13.60 to $14.00] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity
●    If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
●    If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
●    1-to-1 downside exposure to decreases in the Market Measure beyond a 15.00% decline, with up to 85% of your principal at risk

Step Up Value	150.00% of the Starting Value
Step Up Payment	$5.00 per unit, a 50.00% return over the principal amount
Threshold Value	85.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000091412121000567/bn55668674-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	If called, your return on the notes is limited to the applicable Call Premium.
●
You will have no rights of a holder of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.
●	All of the securities held by the Underlying Fund are concentrated in the gold and silver mining industry.
●	A limited number of securities may affect the Underlying Fund, and the Underlying Fund is not necessarily representative of the gold and silver mining industry.
●	The notes will be subject to small-capitalization or mid-capitalization companies risk.
●	There is no direct correlation between the value of the notes or the price of the Underlying Fund, on the one hand, and gold and silver prices on the other hand.
●
NYSE Arca, Inc., the sponsor and compiler of the Underlying Fund, retains significant control and discretionary decision-making over the Underlying Fund, which may have an adverse effect on the return of the notes.

●	The performance of the Underlying Fund may be influenced by gold and silver prices.
●	The COVID-19 virus may have an adverse impact on BNS.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the note, based on the terms contained in the table to the left (using the mid-point for any range((s)). The graph and table have been prepared for purposes of illustration only, assume that the notes are not called on any Observation Date and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.50	-85.00%
-50.00%	$6.50	-35.00%
-25.00%	$9.00	-10.00%
-20.00%	$9.50	-5.00%
-15.00%(1)	$10.00	0.00%
-10.00%	$10.00	0.00%
-5.00%	$10.00	0.00%
0.00%	$15.00(2)	50.00%
5.00%	$15.00	50.00%
10.00%	$15.00	50.00%
20.00%	$15.00	50.00%
30.00%	$15.00	50.00%
40.00%	$15.00	50.00%
50.00%(3)	$15.00	50.00%
54.00%	$15.40	54.00%
60.00%	$16.00	60.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the Step Up Payment of $5.00.
(3)	This hypothetical percentage change corresponds to the Step Up Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.